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                                                                 Exhibit 99(a)10


NEWS RELEASE                            [ALLIANT TECHSYSTEMS LETTERHEAD]


FOR IMMEDIATE RELEASE


MEDIA CONTACT:                          INVESTOR CONTACT:

ROD BITZ                                RICHARD N. JOWETT
PHONE:  612-931-5413                    PHONE:  612-931-6080
E-MAIL: ROD_BITZ@ATK.COM                E-MAIL: RICHARD_JOWETT@ATK.COM


                ALLIANT TECHSYSTEMS ANNOUNCES MODIFIED DUTCH AUCTION
                  TENDER OFFER FOR UP TO 2.8 MILLION OF ITS SHARES

     MINNEAPOLIS, NOV. 5, 1998 -- Alliant Techsystems (NYSE: ATK) today announced that its board of directors has authorized the company to repurchase up to 2.8 million shares of its common stock, or approximately 23 percent of its outstanding shares, pursuant to a modified "Dutch Auction" tender offer.

     The tender offer will commence on Friday, Nov. 6, 1998, and will expire at 5:00 p.m., New York City time, on Tuesday, Dec. 8, 1998, unless extended. The offer invites shareholders to tender all or a portion of their shares at a price not greater than $77 nor less than $67 per share. The closing price of the company's stock on Nov. 5, 1998, was $73 7/8 per share. Copies of the offering materials are being mailed to all stockholders.

     The number of shares that will be purchased by the company in the offer, and the price at which they will be purchased, will depend upon the number of shares tendered (offered for sale) to the company and the prices at which the tendering stockholders specify that they are willing to sell their shares.

     If 2.8 million or fewer shares are tendered, the company will buy all tendered shares at the highest price specified by any tendering stockholder.


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ALLIANT TECHSYSTEMS - PAGE 2


     If more than 2.8 million shares are tendered, the company will select the single price at or below which tendering stockholders have offered to sell at least 2.8 million shares. In such event, stockholders tendering shares at or below the selected price will have their shares purchased at such selected price on a pro-rata basis. Any such stockholder who owns less than 100 shares will have all of his or her shares purchased. This "odd lot" preference will not apply to shares acquired under the company's 401(k) plans or employee stock purchase plans. Shares tendered at prices above the selected price will not be purchased. Shares not purchased will be returned to the tendering stockholder.

     The company said it will enter into new credit facilities arranged by Chase Securities Inc. and agented by The Chase Manhattan Bank to refinance existing borrowings, fund the offer, and provide for its working capital and other general corporate requirements.

     Peter A. Bukowick, president, acting chief executive officer, and chief operating officer, said the offer is supportive of the company's goal to increase earnings per share and maximize shareholder value.

     "Our strong financial performance, record backlog, and new long-term contracts, together with the prevailing interest rate environment, give us confidence that the debt we will incur to repurchase these shares will not affect our prospects for future internal growth nor impede possible future acquisitions," said Bukowick.

     Bukowick said the strategic use of cash and future cash flows for share repurchases, acquisitions, or internal investments is one of six building blocks to achieve the company's goal to increase earnings per share at an average annual rate of 15 percent over a five-year period.

     "By repurchasing these shares now, with borrowed funds, we are accelerating the benefits of this building block," said Bukowick. "Although the company's interest expense will increase, the transaction is not expected to have any net impact on earnings per share for the fiscal year ending March 31, 1999, and is expected to be accretive to earnings in future years."

     Neither the company nor its board of directors makes any recommendation to shareholders whether to tender or refrain from tendering their shares. Shareholders must make their own decision.

     This news release is neither an offer to purchase nor a solicitation of an offer to sell the common stock. The offer is made only by an Offer to Purchase dated Nov. 6, 1998, and the related Letter of Transmittal.


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ALLIANT TECHSYSTEMS - PAGE 3


     Additional information concerning the terms of the tender offer may be obtained from the Dealer Manager, Morgan Stanley Dean Witter, at 800-223-2440, extension 5722. Copies of the Offer to Purchase and the Letter of Transmittal and related documents may be obtained from the Information Agent, MacKenzie Partners, Inc., at 156 Fifth Avenue, New York, N.Y., 10010. Telephone:
800-322-2885.

     The prospects and expectations for growth, acquisitions, cash flows, interest expense, and earnings per share included in this news release are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from anticipated results, including changes in governmental spending and budgetary policies, economic conditions, the company's competitive environment, the timing of awards and contracts, the outcome of contingencies, including litigation and environmental remediation, and program performance, in addition to other factors not listed.

     Alliant Techsystems is a $1.1 billion aerospace and defense company with approximately 6,300 employees. Headquartered in Hopkins, Minn., the company's business groups are Conventional Munitions, Space and Strategic Systems, and Defense Systems. Company news and information can be found on the Internet at www.ATK.com.


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